BEYOND BRIX, INC. PROMISSORY NOTE

This Promissory Note (this “Note”) is entered into by and between Beyond Brix, Inc., a Texas corporation (the “Borrower”), and the investor identified on the signature page hereto (the “Lender”). For value received, the Borrower agrees to pay to the order of the Lender the principal amount specified on the signature page of this agreement, together with accrued and unpaid interest thereon, each due and payable on the dates and in the manner set forth below.

1. Interest Rate. The outstanding principal amount of the Loan shall accrue interest at a rate of twelve percent (12%) per annum, or the maximum rate permissible by law (which under the laws of the State of Texas shall be deemed to be the laws relating to permissible rates of interest on commercial loans), whichever is less. Interest is non-compounding, calculated based on a 365-day year and the actual number of days elapsed.

2. Repayment Schedule. Borrower promises to repay the outstanding principal amount of the Loan and any unpaid accrued interest in 6 equal semi-annual installments, with the first such installment due six (6) months after the close of the crowdfunding campaign and each subsequent installment due every six (6) months thereafter, until the Loan is repaid in full provided, however, that at any time the Company may defer up to one (1) of such payments upon notice to Lender (each, a “Permitted Deferral”). Borrower may prepay the outstanding principal amount of the Loan and any unpaid accrued interest at any time without penalty.

3. Revenue Participation Bonus. In addition to, and not in lieu of, the interest and principal payments described in Sections 1 and 2, Lender shall be entitled to the revenue participation bonus described in this Section 3 (the “Bonus”), if and only if one or more Bonuses are allocated to this Note on the signature page hereto.

(a) Bonus Entitlement. Lender shall be entitled to one (1) Bonus for each whole $10,000 increment of the principal amount of this Note, subject to the Bonus Cap described in Section 3(e).

(b) Bonus Amount. Each Bonus entitles Lender to a one-time payment equal to one-tenth of one percent (0.1%) of the Net Unit Proceeds. “Unit” means one (1) residential home constructed by Borrower and sold to a purchaser. “Net Unit Proceeds” means the gross amounts actually received by Borrower from the sale of the first fifty (50) Units for which Borrower receives full payment, determined in the order in which full payment is received, minus Levies and Restitutions. “Levies and Restitutions” means

(c) Payment Timing. The Bonus shall be due and payable only if and when Borrower has received full payment for at least fifty (50) Units (the date on which such condition is first satisfied, the “Milestone Date”). Borrower shall pay all Bonus amounts within six (6) months after the Milestone Date. No interest shall accrue on any Bonus amount. If the Milestone Date does not occur, no Bonus payment shall be due, and the failure of the Milestone Date to occur shall not constitute an Event of Default under this Note.

(d) Survival; No Separate Transfer. Lender’s right to the Bonus shall survive the repayment or prepayment in full of the outstanding principal amount of, and all accrued interest on, this Note. The Bonus is a term of this Note, is not a separate security or instrument, and may not be transferred separately from this Note.

(e) Bonus Cap; Allocation. Bonuses are available only with respect to the first twenty (20) $10,000 increments of principal accepted by Borrower across all promissory notes issued in Borrower's offering under Regulation Crowdfunding hosted on PicMii Crowdfunding (the "Offering"), representing $200,000 of aggregate principal, allocated in the order in which investments are accepted in the Offering (first-come, first-served). The number of Bonuses, if any, allocated to this Note shall be set forth on the signature page hereto. If no Bonus is allocated to this Note on the signature page, this Section 3 shall be of no force or effect with respect to this Note.

(f) Subordination. Amounts payable under this Section 3 constitute amounts due under this Note and are subject to Section 7 (Subordination).

4. Place of Payment. All amounts payable hereunder shall be payable at the address of the Borrower identified on the signature page hereto, unless another place of payment is specified in writing by Lender.

5. Application of Payments. Payment on this Promissory Note (this "Note") shall be applied first to accrued interest, and thereafter to the outstanding principal amount hereof.

6. Default. Each of the following events shall be an "Event of Default" hereunder:
(a) Other than with respect to a Permitted Deferral, Borrower fails to pay any of the outstanding principal amount due under this Note on the date the same becomes due and payable or within five business days thereafter, or any accrued interest or other amounts due under this Note on the date the same becomes due and payable or within five business days thereafter;
(b) Borrower files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any corporate action in furtherance of any of the foregoing; or
(c) An involuntary petition is filed against Borrower (unless such petition is dismissed or discharged within 60 days) under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee or assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of Borrower.

Upon the occurrence of an Event of Default hereunder, all unpaid principal, accrued interest and other amounts owing hereunder shall automatically be immediately due, payable and collectible by Lender pursuant to applicable law.

7. Subordination. The indebtedness evidenced by this Note is hereby expressly subordinated, to the extent and in the manner hereinafter set forth, in right of payment to the prior payment in full of the Senior Indebtedness. "Senior Indebtedness" shall mean, unless expressly subordinated to or made on a parity with the amounts due under this Note, the principal of, unpaid interest on and amounts reimbursable, fees, expenses, costs of enforcement and other amounts due in connection with (a) indebtedness of Borrower to banks or commercial finance or other lending institutions regularly engaged in the business of lending money (excluding venture capital, investment banking or similar institutions and their affiliates which sometimes engage in lending activities but which are primarily engaged in investments in equity securities), whether or not secured, and (b) any such indebtedness or any debentures, notes or other evidence of indebtedness issued in exchange for such Senior Indebtedness, or any indebtedness arising from the satisfaction of such Senior Indebtedness by a guarantor.

7.1 Insolvency Proceedings. If there shall occur any receivership, insolvency, assignment for the benefit of creditors, bankruptcy, reorganization or arrangements with creditors (whether or not pursuant to bankruptcy or other insolvency laws), sale of all or substantially all of the assets, dissolution, liquidation or any other marshaling of the assets and liabilities of Borrower, (a) no amount shall be paid by Borrower in respect of the principal of, interest on or other amounts due with respect to this Note at the time outstanding, unless and until the principal of and interest on the Senior Indebtedness then outstanding shall be paid in full, and (b) no claim or proof of claim shall be filed by or on behalf of Lender which shall assert any right to receive any payments in respect of the principal of and interest on this Note except subject to the payment in full of the principal of and interest on all of the Senior Indebtedness then outstanding.

7.2 Default on Senior Indebtedness. If there shall occur an event of default that has been declared in writing with respect to any Senior Indebtedness, as defined therein, or in the instrument under which it is outstanding, permitting the holder to accelerate the maturity thereof and Lender shall have received written notice thereof from the holder of such Senior Indebtedness, then, unless and until such event of default shall have been cured or waived or shall have ceased to exist, or all Senior Indebtedness shall have been paid in full, no payment shall be made in respect of the principal of or interest on this Note unless within 180 days after the happening of such event of default the maturity of such Senior Indebtedness shall not have been accelerated. Not more than one notice may be given to Lender pursuant to the terms of this Section 7.2 during any 365-day period.

7.3 Further Assurances. By acceptance of this Note, Lender agrees to execute and deliver customary forms of subordination agreement requested from time to time by the holders of Senior Indebtedness and, as a condition to Lender's rights hereunder, Borrower may require that Lender execute such forms of subordination agreement; provided that such forms shall not impose on Lender terms less favorable than those provided herein.

7.4 Subrogation. Subject to the payment in full of all Senior Indebtedness, Lender shall be subrogated to the rights of the holder(s) of such Senior Indebtedness (to the extent of the payments or distributions made to the holder(s) of such Senior Indebtedness pursuant to the provisions of this Section 7) to receive payments and distributions of assets of Borrower applicable to the Senior Indebtedness. No such payments or distributions applicable to the Senior Indebtedness shall, as between Borrower and its creditors, other than the holders of Senior Indebtedness and Lender, be deemed to be a payment by Borrower to or on account of this Note.

7.5 No Impairment. Subject to the rights, if any, of the holders of Senior Indebtedness under this Section 7 to receive cash, securities or other properties otherwise payable or deliverable to Lender, nothing contained in this Section 7 shall impair, as between Borrower and Lender, the obligation of Borrower, subject to the terms and conditions hereof, to pay to Lender the principal hereof and interest hereon as and when the same become due and payable, or shall prevent Lender, upon default hereunder, from exercising all rights, powers and remedies otherwise provided herein or by applicable law.

7.6 Lien Subordination. Any lien or security interest of Lender, whether now or hereafter existing in connection with the amounts due under this Note, on any assets or property of Borrower or any proceeds or revenues therefrom which Lender may have at any time as security for any amounts due and obligations under this Note, shall be subordinate to all liens or

security interests now or hereafter granted to a holder of Senior Indebtedness by Borrower or by law notwithstanding the date, order or method of attachment or perfection of any such lien or security interest or the provisions of any applicable law.

7.7 Applicability of Priorities. The priority of the holder of the Senior Indebtedness provided for herein with respect to security interests and liens are applicable only to the extent that such security interests and liens are enforceable and perfected and have not been avoided; if a security interest or lien is judicially determined to be unenforceable or unperfected or is judicially avoided with respect to any claim of the holder of the Senior Indebtedness or any part thereof, the priority provided for herein shall not be available to such security interest or lien to the extent that it is avoided or determined to be unenforceable or unperfected. Lender covenants and agrees that it shall not challenge, attack or seek to avoid any security interest or lien to the extent that it secures any holder of the Senior Indebtedness.

7.8 Reliance of Holders of Senior Indebtedness. Lender, by its acceptance hereof, shall be deemed to acknowledge and agree that the foregoing subordination provisions are, and are intended to be, an inducement to and a consideration of each holder of Senior Indebtedness, whether such Senior Indebtedness was created or acquired before or after the creation of the indebtedness evidenced by this Note, and each such holder of Senior Indebtedness shall be deemed conclusively to have relied on such subordination provisions in acquiring and holding, or in continuing to hold, such Senior Indebtedness.

8. Waiver. Borrower waives presentment and demand for payment, notice of dishonor, protest and notice of protest of this Note, and shall pay all costs of collection when incurred, including, without limitation, reasonable attorneys' fees, costs and other expenses. The right to plead any and all statutes of limitations as a defense to any demands hereunder is hereby waived to the full extent permitted by law.

9. Governing Law. This Note shall be governed by, and construed and enforced in accordance with, the laws of the State of Texas, excluding conflict of laws principles that would cause the application of laws of any other jurisdiction.

10. Successors and Assigns. The provisions of this Note shall inure to the benefit of and be binding on any successor to Borrower and shall extend to any holder hereof.

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